UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO ANNOUNCES PATH FORWARD FOR ICLAPRIM FOLLOWING RECEIPT OF FDA MEETING MINUTES

On June 6, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1, to announce that the Company received the official minutes of the Type A meeting the Company held with the U.S. Food & Drug Administration (the “FDA”) on May 3, 2019, to discuss the points raised in the Complete Response Letter related to the New Drug Application for iclaprim, for the treatment of acute bacterial skin and skin structure infections. The Company has scheduled a conference call to be held at 8:00 AM Eastern Time on Thursday, June 6, 2019.

The minutes indicate that an additional clinical trial will be required prior to granting marketing approval to address the FDA’s continued concerns about potential liver toxicity. The Company has been encouraged by the FDA to put forth a proposal for a future study and to submit it for review. The Company plans to request a meeting with the FDA to discuss the design of the study, including the appropriate patient population to be evaluated.

As of May 31, 2019, the Company had a cash balance of $2.3 million and $7.1 million of outstanding debt drawn from its Hercules loan facility. The Company believes the current cash position can support continued operations into September 2019 with diligent cash management. The Company will need to raise additional capital through equity financing and/or non-dilutive sources and is evaluating options to determine the funding strategy that will be most favorable for shareholders.

This report contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for the Company’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for the Company’s product candidates, (iii) the Company’s ability to successfully commercialize its product candidates, (iv) the Company’s ability to effectively market any product candidates that receive regulatory approval, (v) the Company’s commercialization, marketing and manufacturing capabilities and strategy, (vi) the Company’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of the Company’s product candidates, (viii) the Company’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) the Company’s estimates regarding the potential market opportunity for its product candidates, (x) the Company’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements.

The information contained in this report on Form 6-K, excluding the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated June 6, 2019, entitled “Motif Bio Announces Path Forward for Iclaprim following Receipt of FDA Meeting Minutes.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: June 6, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer